ORBIS


03050967

Warszaw, 2003-04-03


SEC MAIL PROCESSING
RECEIVED
APR 11 2003
WASH. D.C.
184
SECTION

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 5/2003 and the annual Report 2002.

Best regards

Andrzej Szułdrzyński



Vice-President

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Current report no 5 dated April 2, 2003.

The Management Board of "Orbis" S.A. hereby informs that on April 1, 2003, "Orbis" S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel, belonging to "Orbis" S.A. and operating as Helios Hotel in Toruń shall as from April 1, 2003, begin its operations under the Mercure brand. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eight hotel belonging to Orbis S.A. and operating under the Mercure brand.